FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST, U. S. ENERGY CORP. AND ROCKY MOUNTAIN GAS, INC. ANNOUNCE ACQUISITION MERGER

Merger Valued At Approximately $33.5 Million

This notice does not constitute an offer of any securities for sale

Enterra also Announces Release Date of 2004 Financial Statements

Calgary, Alberta and Riverton, Wyoming, Friday, February 25, 2005 – Enterra Energy Trust (“Enterra”) (NASDAQ: EENC; TSX: ENT.UN), U.S. Energy Corp. (“USE”) (NASDAQ: (Small Cap) USEG) and Rocky Mountain Gas, Inc. (“RMG”) today announced that they, together with USE affiliate Crested Corp. (“Crested”) (OTCBB: CBAG) have entered into a letter of intent for the acquisition of RMG by Enterra pursuant to a merger under Wyoming law.  USE and Crested jointly own approximately 92.7% of RMG, and, as signatories to the letter of intent, have agreed to vote their RMG shares in support of the merger.   Completion of the merger, which is expected to close by May 1, 2005, is subject to approval of RMG’s shareholders and regulatory and stock exchange approvals, as well as the satisfaction of a number of certain conditions, precedent, including Enterra's completion of due diligence with respect to RMG with satisfactory results and the parties entering into a mutually agreeable definitive pre-acquisition agreement.  All dollar amounts in this release are in U.S. dollars.

RMG holds natural gas assets in Montana and Wyoming.  A portion of the Wyoming assets currently generates net/net production of approximately 2.2 million BTU’s per day.  RMG has approximately 130,000 net acres of production rights to coalbed methane.  RMG also owns approximately 17% of Pinnacle Gas Resources, Inc, a private coalbed methane exploration and production company.  Under the terms of the letter of intent, for a transition period of up to 12 months following the merger, USE will continue to provide personnel and advice to RMG under a consulting contract.

The value of the merger is approximately $33.5 million.  If the merger is approved, Enterra will pay the shareholders of RMG $30 million, by the issuance of approximately $20 million in exchangeable shares of Enterra Energy Corp. and approximately $10 million cash, plus will acquire RMG with outstanding long-term debt of approximately $3.5 million.  The newly issued shares issued to RMG holders will be exchangeable on a one-for-one basis for Enterra  trust units 12 months after the completion of the merger. The cash portion of the consideration may be paid by nominees of Enterra.

“We believe that RMG’s assets will be a good fit and beneficial to Enterra’s assets and business plan,” stated Reg J. Greenslade, President and CEO of Enterra.

Mark J. Larsen, President of Rocky Mountain Gas, Inc. said, "The merger of Rocky Mountain Gas into Enterra makes good business sense for the RMG shareholders.  U.S. Energy Corp., our largest shareholder, will remain in the gas business through its equity ownership in a larger, well- managed, well-financed oil and gas company that has substantial producing assets.  Upon completion of the merger, RMG management looks forward to devoting their efforts towards the marketing and development of USE's significant interests in other natural resources, all of which are trading at "multi-year highs."

Enterra Energy News Release

February 25, 2005

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:  This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. Neither Enterra Energy Trust, U.S. Energy Corp. nor Rocky Mountain Gas, Inc. undertakes any obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Enterra Energy Trust To Report Financial Results and Conduct Conference Call

Separately, Enterra announced that it will issue its financial results for the fourth quarter ended December 31, 2004 on Thursday, March 24, 2005, prior to the opening of the stock market.  Management will also host a conference call later that morning at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Trust.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Trust’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution, of approximately 80% of cash flow, which is currently $0.14 (U.S.).

Company Contacts:

or

EENC’s Investor Relations Counsel

Reg Greenslade

The Equity Group Inc.

Enterra Energy Trust, President & CEO

Linda Latman  (212) 836-9609

(403) 213-2507

Rob Greenberg (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com

USE’s Investor Relations Counsel

Keith G. Larsen

LC Group

U.S. Energy Corp., President

Rick Lutz

Rocky Mountain Gas, Inc., CEO

(404) 261-1196

(307) 856-9271